Exhibit (a)(5)
IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

STEPHEN BUSHANSKY, On Behalf of	)
Himself and All Other Similarly Situated	)
Shareholders of Superior Well Services,	)
Inc.,	)
	)	Civil Action No.
Plaintiff,	)
)
v.	)
	)	CLASS ACTION COMPLAINT
SUPERIOR WELL SERVICES, INC.,	)
DAVID E. WALLACE, ANTHONY J.	)
MENDICINO, MARK A. SNYDER, JOHN	)
A. STALEY, IV, DAVID E. SNYDER,	)
EDWARD J. DIPAOLO, CHARLES C.	)	JURY TRIAL DEMANDED
NEAL, JACOB B. LINABERGER, RHYS	)
R. REESE, THOMAS W. STOELK,	)
DANIEL ARNOLD, MICHAEL J.	)
SEYMAN, DIAMOND ACQUISITION	)
CORP. and NABORS INDUSTRIES LTD.,	)
)
Defendants.	)

     Plaintiff alleges, based upon the investigation made by and through his attorneys, the following:
NATURE OF THE ACTION
     1. Plaintiff brings this class action on behalf of himself and all other public stockholders of defendant Superior Well Services, Inc. (“Superior” or the “Company”), who have been damaged by the violations of federal law, and breaches of fiduciary duties owed to them by the members of the Superior Board of Directors and certain officers of the Company (the “Individual Defendants”) identified below and by the aiding and abetting thereof by Nabors Industries, Ltd. (“Nabors”) and Diamond Acquisition Corp. (“Diamond”) with respect to the breach of fiduciary duty claims.

     2. On August 6, 2010, Superior, Nabors and Diamond (a wholly-owned subsidiary of Nabors) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which Nabors will cause Diamond to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Superior at $22.12 per share. The Offer was commenced on or about August 11, 2010. In connection with the proposed transaction the Individual Defendants filed a materially false and misleading Schedule 14D-9 (described below) recommending that the public shareholders of Superior tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process, and will benefit certain Superior insiders to the detriment of Plaintiff and the Class.
THE PARTIES
     3. Plaintiff Stephen Bushansky is a resident of New York and is, and was, at all times relevant hereto, a holder of Superior common stock.
     4. Defendant Superior is a Delaware company with principal executive offices at 1380 Rt. 286 East, Suite 121, Indiana, Pennsylvania 15701. Superior is the parent holding company for an oilfield services business operating under the Superior Well Services name since 1997. It provides a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company’s operations have expanded from two service centers in the Appalachian region to 28 service centers providing coverage across 38 states, and its customer base has grown from 89 customers in 1999 to over 1,200 customers today. The majority of its customers are regional, independent oil and natural gas companies. At all relevant times, the Company’s shares traded on the NASDAQ stock exchange under the symbol “SWSI.”

     5. Defendant David E. Wallace (“Wallace”) is Chairman of the Board of Directors and Chief Executive Officer of the Company. Pursuant to the Merger Agreement, Wallace will be entitled to receive certain benefits set forth below.
     6. Defendant Anthony J. Mendicino (“Mendicino”) is a member of the Board of Directors, Chairman of the Audit Committee, and a member of the Compensation Committee and Nominating and Corporate Governance Committee.
     7. Defendant Mark A. Snyder (“M. Snyder”) is a member of the Board of Directors.
     8. Defendant John A. Staley, IV (“Staley”) is a member of the Board of Directors, Chairman of the Compensation Committee, and a member of the Audit Committee, Nominating Committee and Corporate Governance Committee.
     9. Defendant David E. Snyder (“D. Snyder”) is a member of the Board of Directors.
     10. Defendant Edward J. DiPaolo (“DiPaolo”) is a member of the Board of Directors, the Audit Committee, and Nominating and Corporate Governance Committees, and participated in negotiations in connection with.
     11. Defendant Charles C. Neal (“Neal”) is a member of the Board of Directors, Chairman of the Nominating and Corporate Governance Committee and a member of the Auditing and Compensation Committees.
     12. Defendant Jacob B. Linaberger (“Linaberger”) is President of the Company and participated in negotiations in connection with the Merger Agreement. Pursuant to the Merger Agreement, Linaberger will be entitled to receive certain benefits set forth below.
     13. Defendant Rhys R. Reese (“Reese”) is the Executive Vice President, Chief Operating Officer and Secretary of the Company. Pursuant to the Merger Agreement, Reese will be entitled to receive certain benefits set forth below.

     14. Defendant Thomas W. Stoelk (“Stoelk”) is Vice President and Chief Financial Officer and participated in negotiations in connection with the Merger Agreement. Pursuant to the Merger Agreement, Stoelk will be entitled to receive certain benefits set forth below.
     15. Defendant Daniel Arnold (“Arnold”) is Vice President of Sales and Marketing. Pursuant to the Merger Agreement, Arnold will be entitled to receive certain benefits set forth below.
     16. Defendant Michael J. Seyman (“Seyman”) is Vice President of Operations. Pursuant to the Merger Agreement, Seyman will be entitled to receive certain benefits set forth below.
     17. The Defendants identified in paragraphs 5 — 16 are collectively referred to herein as the “Individual Defendants.” They have agreed to tender all of their Superior shares pursuant to the Merger Agreement and to recommend to the Company’s shareholders to do so, as well.
     18. Defendant Nabors is a Bermuda corporation headquartered at Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda. Defendant Diamond is a wholly-owned subsidiary of Nabors. Nabors maintains an agent to receive notices and communications on behalf of filing persons at Nabors Corporate Services, Inc., 515 West Greens Rd., Suite 1200, Houston, Texas. Nabors is the largest land drilling contractor in the world.
     19. On or about August 12, 2010, the Individual Defendants caused the Company to file with the Securities & Exchange Commission a Schedule 14D-9 (the “14D-9”) containing false and misleading misrepresentation and omissions, as set forth below in violation of Section 14(e) of the Securities Exchange Act.
     20. Each of the Individual Defendants is liable as direct or indirect participants in the wrongs complained of. These defendants, because of their positions of control and authority as participants, officers and/or directors of the Company, were able to and did, directly or indirectly, control the actions of the Company in connection with the disclosure violations set forth herein, or participated in the preparation, approval and filing of Superior’s materially misleading 14D-9 and its dissemination.
     21. Each of the Individual Defendants owes Superior’s shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. Each of the Individual Defendants breached his fiduciary duties to Superior’s shareholders by causing or participating in wrongful acts described herein.
     22. Each of the Individual Defendants, by reason of his management position and/or membership on Superior’s Board of Directors, is a controlling person of Superior and has the power and influence, and exercised the same, to cause Superior to engage in the wrongful practices complained of herein.
     23. By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets which they have not disclosed to Superior’s public stockholders.
     24. In addition, as a result of the wrongful conduct complained of herein, the Individual Defendants have and continue to breach their fiduciary duties of candor, care, loyalty, good faith and fair dealing.
JURISDICTION AND VENUE
     25. This Court has jurisdiction over the subject matter of this action pursuant to:
          (a) Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78aa, 28 U.S.C. §§ 1331 and 1337, in that defendants have committed unlawful acts in violation of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and have done so by the use of the means of interstate commerce and the mails;
          (b) 28 U.S.C. § 1332, because there is complete diversity of citizenship between the plaintiff and defendants as to the state law claims for breach of fiduciary duties and the amount in controversy, inclusive of punitive damages and attorneys’ fees, sought in this action exceeds $75,000, exclusive of interest and costs; and
          (c) 28 U.S.C. §1367, under principles of supplemental jurisdiction.
     26. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.
     27. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1391(b) and (c). Superior maintains its principal executive offices in this district, as described below.
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions.
     29. This action is properly maintainable as a class action for the following reasons:
          (a) The Class is so numerous that joinder of all members is impracticable. As of August 6, 2010, there were approximately 31 million shares issued and outstanding of Superior common stock. Upon information and belief, Superior common stock is owned by hundreds or thousands of shareholders of record nationwide.

          (b) Plaintiff is committed to prosecuting this action and has retained competent counsel, experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
          (c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.
          (d) To the extent Defendants take further steps to effectuate the proposed transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.
     30. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
          (a) whether Defendants participated in and/or pursued the course of conduct complained of herein by filing and publishing the 14D-9 containing statements that, at the time and under the circumstances which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading;

          (b) whether Defendants violated Section 14(e) of the Securities Exchange Act by engaging in the acts and course of conduct described herein;
          (c) whether the Defendants acted knowingly or recklessly in disseminating the14D-9 which omitted to disclose material facts concerning Superior;
          (d) Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;
          (e) Whether the process implemented and set forth by the Defendants for the proposed transaction, including but not limited to, the Merger Agreement, the Tender Offer, the negotiations concerning the Merger Agreement and the Tender Offer, and the shareholder approval process provided for through the proposed transaction, is entirely fair to the members of the Class;
          (f) Whether the Top-Up Option (described below) in the Merger Agreement constitutes a coercive device to assure the consummation of the proposed transaction against the interests of Plaintiff and other members of the Class;
          (g) Whether Nabors and Diamond aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and
          (h) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the proposed transaction as a result of the wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS
     31. On August 6, 2010, Superior, Nabors and Diamond entered into the Merger Agreement under which Nabors (through Diamond) will acquire all of Superior for $22.12 in cash per share. The Merger Agreement was described, in part, in a Form 8-K filed with the Securities and Exchange Commission on or about August 6, 2010 as follows:
On August 6, 2010, Superior . . ., Nabors . . . and Diamond . . . entered into a definitive Agreement and Plan of Merger . . . . Pursuant to the Merger Agreement, . . .. [Nabors] will cause [Diamond] to, and [Diamond] will, commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $22.12 for each Share in cash without interest (the “Offer Price”).
The Merger Agreement provides that the Offer will commence within ten business days of the date of the Merger Agreement. The Offer will remain open for at least 20 business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement. The Offer is subject to the satisfaction or waiver of a number of customary conditions set forth in the Merger Agreement, including that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to the number of Shares owned by Parent or Purchaser, a majority of the Shares then outstanding...
Pursuant to the Merger Agreement, after consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, [Diamond] shall merge with and into the Company (the “merger”), with the Company surviving as a wholly-owned subsidiary of [Nabors]. . . . If [Diamond] holds 90% or more of the outstanding Shares immediately prior to the Merger, it may effect the Merger without a meeting of the Company’s shareholders . . . . Pursuant to the Merger Agreement, the Company granted [Diamond] an irrevocable option (the “Top-Up Option”), to purchase the aggregate number of newly-issued Shares that, when added to the number of Shares owned by [Nabors] and [Diamond] at the time of such exercise, constitutes one share more than ninety percent (90%) of the Shares outstanding immediately after such exercise. The number of Shares subject to the Top-Up Option is limited to the aggregate number Shares held as authorized but unissued Shares at the time of exercise, and the Top-Up Option cannot be exercised if the issuance of Shares requires approval of the Company’s stockholders or is prohibited by law. The per share exercise price of the Top-Up Option is equal to the Offer Price. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement.

Subject to certain limited exceptions in the Merger Agreement, the Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company’s board of directors. The Merger Agreement also contains customary termination provisions for the Company and [Nabors] and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to pay [Nabors] a termination fee equal to $22,500,000 and to reimburse transaction expenses incurred by [Nabors] and [Diamond] up to $5,000,000.
THE FALSE AND MISLEADING 14D-9
     32. On or about August 12, 2010, the Individual Defendants filed the 14D-9 reporting that they had agreed to tender their shares in the Offer and recommending that all other Superior shareholders do likewise. The 14D-9 is false and misleading and contains the following misrepresentations and omissions of material fact:
          (a) The 14D-9 misleadingly states, in part, “if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the Delaware General Corporations Law ( “DGCL”) and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash .” It fails to disclose the risk to the value of the shares of the non-tendering shareholders from the Top-Up Option in an appraisal proceeding, as set forth below at 37. As a result, it fails to disclose the coerciveness of the Top-Up Option and that the appraisal rights are not, in fact, adequate or sufficient.
          (b) The 14D-9 fails to disclose whether the Company could remain profitable or to what degree it could remain profitable as an independent, on-going corporation, absent entering into the proposed transaction. In fact, as set forth herein at 44-46, Superior has been profitable and has already begun to realize its huge potential to increase its profitability in the future.
          (c) The 14D-9 purports to rely upon the letter (the “Fairness Opinion Letter”) dated August 6, 2010, to the Superior Board of Directors from Simmons & Company International (“Simmons”), the advisor to the Company’s Board which analyzed and issued an opinion on the fairness of the proposed transaction. The 14D-9, however, fails to disclose that the Fairness Opinion Letter is fundamentally flawed as a result of the compensation to be paid to Simmons in analyzing the transaction and issuing the Fairness Opinion Letter. In fact, Simmons stands to receive greater compensation if the proposed transaction is consummated than if it is not, and has acted as financial advisor to the Company in the past.
          (d) The 14D-9 states that the $22 million termination fee is reasonable but fails to disclose the basis for such representation. In fact, the termination fee is excessive and is designed to and will prevent other bonafide offers from being made or accepted.
          (e) The 14D-9, in describing the history of the Tender Offer states that in July of 2009, the Company received “two proposals containing preliminary pricing terms [that] value the Company at between $440 million and $531 million (including debt and assumed liabilities), or between $7.18 and $11.00 per Share.” By so stating, the 14D-9 misleadingly leads the public shareholders of the Company into believing that the only two other offers received were at prices well below the price for the shares in the proposed transaction. Those two offers, however, were received in the summer of 2009, a full year before the proposed transaction, at a time when the market prices of Superior stock and the stock market in general were severely depressed. The 14D-9 fails to disclose whether or not there was subsequent communication between these two potential offerors and the Company (and if not, the reason therefore), to determine further interest in acquiring Superior at a higher price currently, a year later.
          (f) The 14D-9 fails to disclose that the Company favored Nabors by granting it greater access to information than it granted to previous potential offerors.
          (g) The 14D-9 fails to disclose the identities of any of the other potential offerors, thus making it impossible for the stock holders to determine whether a different offeror might make a more suitable combination for the Company.
CLASS PLAINTIFF’S CLAIMS PURSUANT TO SUPPLEMENTAL JURISDICTION
     33. The provisions of the Merger Agreement are onerous, preclusive, and coercive deal protection devices that operate to ensure that no competing offers will emerge for Superior and that ensure that Nabors will be able to acquire the Company with no meaningful resistance from the Company’s shareholders — other than litigation. The terms of the Merger Agreement are unfair both with respect to price and process and are designed to benefit the Individual Defendants to the detriment of Plaintiff and the Class.
     34. Section 6.5 of the Merger Agreement contains a restrictive no-shop provision on the Company’s ability to solicit alternative takeover proposals from third parties and to engage in discussions with third parties regarding takeover proposals.
     35. For example, the Top-Up Option ensures that if Nabors does not receive ninety percent of the shares of the Company’s stock in the proposed transaction:
the Company will grant Nabors and/or Diamond an irrevocable option to purchase that number of shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by [Diamond] at the time of such exercise, shall constitute one share of Company Common Stock more than ninety percent (90%) of the number of shares of Company Common Stock entitled to vote on the Merger after the issuance of the Top-Up Shares, calculated on a fully-diluted basis, or, at Parent’s election, on a primary basis, at an exercise price per Top-Up Share equal to the Offer Price. (Emphasis added)
     36. The Top-Up Option makes virtually irrelevant a shareholder’s decision not to tender his shares because, in any event, pursuant to the Top-Up Option, Nabors will wind up with 90% of Superior’s outstanding common stock, after which Nabors intends, and will be able, to carry out a short form merger without going to the remaining shareholders for a vote. Accordingly, the Top-Up Option virtually assures the completion of the Merger and unfairly coerces the Plaintiff and the members of the Class to accept the unfair Offer, as is.
     37. In addition, the Top-Up Option is coercive since when exercised it will cause considerable dilution of non-tendering shareholders’ stock. In an appraisal, the Court will likely take this dilution into account and reduce the appraisal value of the non-tendered shares. Accordingly, Plaintiff and the members of the Class are being forced to accept the unfair Offer price of $22.12 per share rather than risk damage to the value of their shares at appraisal. Defendants have failed to disclose to the Plaintiff and the Class this danger to appraisal rights as a result of the Top-Up Option.
     38. In their role as directors and/or officers of Superior, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Superior’s net worth as a merger/acquisition candidate; (b) act independently to protect the interests of the Company’s public shareholders; (c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Superior’s public shareholders; and (d) actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Superior.

     39. The Individual Defendants breached their fiduciary duties because they, inter alia, entered into the proposed transaction at an inadequate price. Each of the Individual Defendants will receive benefits from the proposed transaction not available to Plaintiff and the Members of the Class in that each has been granted certain restricted stock awards. The 14D-9 states:
Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.
As a result, each of the Individual Defendants will be entitled immediately to receive in respect of his outstanding restricted stock awards at the completion of the Offer, the following amounts:

		Consideration Payable in
	Unvested Shares Outstanding	Respect of Shares that Have
	as of August 6, 2010	Not Vested
Name	(#)	($)
David E. Wallace	32,950	$728,854
Jacob B. Linaberger	23,300	$515,396
Rhys R. Reese	23,300	$515,396
Daniel Arnold	18,450	$408,114
Thomas W. Stoelk	21,300	$471,156
Michael J. Seyman	15,700	$347,284
Edward J. DiPaolo	13,550	$299,726
Anthony J. Mendicino	12,050	$266,546
Charles C. Neal	12,050	$266,546
David E. Snyder	12,050	$266,546
Mark A. Snyder	12,050	$266,546
John A. Staley, IV	12,050	$266,546

     40. The proposed transaction also offers some of them further financial benefits not offered to the Plaintiff and the Class. Each of Defendants Wallace, Linaberger and Reese will be entitled to receive, among other things, a lump sum cash payment equal to two times his annual compensation (including both base salary and annual bonus); and each of Defendants Stoelk, Arnold and Seyman will be entitled to receive, among other things, a lump sum cash payment equal to his annual base salary. Such payments amount to over three million dollars, as set forth below:
Payouts Upon Termination Following The Completion Of The Offer

		Involuntary
		Termination
		After Change
		of
Name	Benefit	Control (1)(2)
David E. Wallace	Salary	$1,020,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$1,059,482

Jacob B. Linaberger	Salary	$720,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$759,482

Rhys R. Reese	Salary	$640,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$679,482

Thomas W. Stoelk	Salary	$240,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$248,844

		Involuntary
		Termination
		After Change
		of
Name	Benefit	Control (1)(2)
Daniel Arnold	Salary	$222,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$230,844

Michael Seyman	Salary	$208,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$216,844

     41. The terms of the merger agreement were not negotiated or voted upon by any independent and disinterested members of the Board of Directors of Superior because all of the directors of the Company are interested in the transaction as set forth above at 39-40, and acted in the own selfish interests or at the behest of those with self-interest. Thus, none of the directors are independent.
     42. The benefits to the Individual Defendants described herein were not offered to Superior’s public stockholders in connection with the merger, and induced the directors to agree to the terms of the merger.
     43. The failure of the Individual Defendants to secure an adequate price and their betrayal of the interests of the Company’s public shareholders is apparent from the $22.12 per share consideration to which the Individual Defendants agreed. This proposed consideration is inadequate and unfair to Plaintiff and the Class because, in reality, it offers a small premium, does not reflect the Company’s potential growth value, and deprives Plaintiff and the Class of the true and full value of their shares.
     44. The consideration to be paid to Plaintiff and the Class in the proposed transaction is also unfair and grossly inadequate because, among other things, the intrinsic value of Superior is materially in excess of the amount offered in the proposed transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets. For example, according to the Schedule TO filed with the SEC by Nabors on or about August 10, 2010, the acquisition of Superior will be immediately accretive to Nabors’ earnings “regardless of synergies.” Among other things, Nabors will benefit because of Superior’s “fleet” being “one of the youngest” in the industry, Superior’s “technology leadership,” and the fact that Superior’s diluted earnings per share will grow from a loss of $0.45 in 2010 to a gain of $0.49 in 2011, according to First Call Mean Estimates.
     45. In fact, according to Superior’s own filings with the SEC, Superior provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company operates in two segments: technical services and fluid logistics. Superior’s technical services include technical pumping services, completion, production and rental toll services, and down-hole surveying services. The Company’s fluid logistics services include those services related to the transportation, storage and disposal of fluids that are used in the drilling, development and production of hydrocarbons. Superior operates through its 28 service centers located in Pennsylvania, Alabama, Arkansas, Colorado, Kansas, Louisiana, Michigan, Mississippi, North Dakota, Oklahoma, Texas, Utah, Virginia, West Virginia and Wyoming. As of December 31, 2009, Superior owned a fleet of 1,614 commercial vehicles, through which it provided technical pumping services.
     46. Superior’s stock value will likely rise if allowed to remain an independent going concern. The Company’s Second Quarter Results for Fiscal Year 2010 were presented in a PR Newswire issued by Superior on August 9, 2010:
INDIANA, Pa., Aug 09, 2010 /PRNewswire via COMTEX/ — Superior Well Services, Inc. (Nasdaq: SWSI), a provider of wellsite solutions specializing in technical pumping and completion, down-hole surveying and fluid logistic services, today announced net income for the three months ended June 30, 2010 of $6.1 million, or $0.18 per diluted share, compared to a net loss of $37.9 million, or a $1.66 net loss per diluted share, in the same period in 2009.
The 2010 second quarter net income of $6.1 million, or $0.18 per diluted share, compares to a net loss of $8.7 million, or a $0.31 net loss per diluted share, in the previous quarter ended March 31, 2010.
Revenue in the second quarter of 2010 was $176.0 million, a 42.7% increase from the $123.3 million reported in the previous quarter and a 94.5% increase from the $90.5 million reported in the second quarter of 2009. Operating income for the second quarter of 2010 was $13.0 million compared to $10.4 million of operating loss for the previous quarter and $59.2 million of operating loss reported in the second quarter of 2009.
Adjusted EBITDA, a non-GAAP financial measure, totaled $34.3 million in the second quarter of 2010 compared to $10.4 million reported for the previous quarter and ($7.3) million reported in the second quarter of 2009.
Stimulation, cementing, nitrogen, down-hole surveying, completion and fluid logistics services revenue represented 74.7%, 11.3%, 5.9%, 3.6%, 1.3% and 3.2%, respectively, of our total revenue of $176.0 million in the second quarter of 2010. Stimulation revenue increased $38.6 million, or 41.6%, from the $92.8 million reported in the previous quarter. Revenues increased in all of our operating regions. As a percentage of gross revenue, sales discounts decreased by 2.0% in the second quarter of 2010 compared to the previous quarter.
Cost of revenue increased 23.4%, or $28.6 million, for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, cost of revenue decreased by 13.4% to 85.6% for the second quarter of 2010 from 99.0% for the previous quarter due primarily to improved pricing, increased equipment utilization and improved labor utilization.
Selling, general and administrative, or SG&A, expenses increased 5.9% or $0.7 million for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, SG&A expenses decreased by 2.5% to 7.0% for the second quarter of 2010 from 9.5% for the previous quarter primarily due to our ability to spread these costs over a larger revenue base.
For the second quarter of 2010, we made capital expenditures of approximately $4.7 million for maintenance on our existing equipment base and to purchase new and upgrade existing equipment.

At June 30, 2010, we had $104.7 million of working capital, total long-term debt of $140.8 million, with $60.0 million outstanding under our credit facility, and a debt to book capitalization ratio of 30.5%.
On July 16, 2010, we entered into an amendment (the “Third Amendment”) to the credit agreement evidencing our credit facility. The following changes were made to the credit agreement as a result of the Third Amendment:
the total capacity under the credit facility was temporarily increased by $15.0 million to $90.0 million until December 31, 2010;
the financial covenants in the credit agreement were revised such that our required maximum capital expenditures was increased from $6.0 million per quarter to $10 million per quarter commencing in the quarter ending as of June 30, 2010;
the letter of credit sublimit was reduced from $25.0 million to $12.5 million; and the financial covenants were revised such that our required minimum quarterly EBITDA must not be less than: $6.0 million, $7.5 million and $10.0 million for the second, third and fourth quarters of 2010, respectively. (Emphasis added)
     47. Analysts estimate that Superior will experience nearly 100% earnings growth rate in fiscal year 2010 and early a 300% earnings growth rate in fiscal year 2011.1
     48. The Individual Defendants agreed to a no-shop provision that restricts the Company’s ability to get better offers.
     49. Defendants failed to obtain an opinion from Simmons, or from anyone else, as to the appropriateness or fairness to the Public Shareholders of remaining an independent, going concern as opposed to being acquired.
     50. The proposed transaction will deny Plaintiff and the Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable

[1]	http://moneycentral.msn.com/investor/invsub/analyst/earnest.asp?Page=Earnings GrowthRates&Symbol=SWSI (last visited August 10, 2010).

business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
COUNT I
For Violations of the Exchange Act
Against the Individual Defendants
     51. Plaintiff repeats and realleges each and every allegation contained in the preceding paragraphs as if fully set forth herein.
     52. Individually and in concert, the defendants have engaged in a course of conduct pursuant to which they made solicitations by means of the 14D-9 containing statements that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.
     53. By reason of the foregoing, the defendants have violated Section 14(e) of the Exchange Act.
     54. The Defendants’ conduct has injured and will injure Plaintiff and the other shareholders of Superior, for which they have no adequate remedy at law.
COUNT II
For Violations of § 20(a) of the Exchange Act
Against Individual Defendants
     55. Plaintiff incorporates by reference the prior allegations set forth above as if fully set forth herein.
     56. The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day to day affairs of the Company in connection with the events leading to the proposed transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act, including hiring professionals to assist in the process leading up to the merger, negotiating among themselves and with Nabors and its representatives concerning the terms of the merger, supplying information for inclusion in the 14D-9, reviewed drafts of the 14D-9, and making comments and corrections on the 14D-9.
     57. As controlling persons of Superior, the Individual Defendants are liable to Plaintiff and the Class for the violations complained of herein.
COUNT III
Claim for Breach of Fiduciary Duties
Against the Individual Defendants
     58. Plaintiff repeats and realleges each and every allegation set forth herein.
     59. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Superior, and have acted to put their personal interests ahead of the interests of Superior shareholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of Superior’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Nabors with an unfair advantage by effectively excluding other alternative proposals.
     60. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Superior investment. Plaintiff and other

Members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These acts include, inter alia, agreeing to the Top-Up Option and the $22 million Termination Fee and $5 million in reimbursement of expenses, as well as the restrictive no-shop provision contained in the Merger Agreement.
     61. The Individual Defendants have breached their duties of candor, loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of Superior’s public shareholders are properly protected from over-reaching by Nabors (through Diamond).
     62. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     63. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair compensation for Superior’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.
     64. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the proposed transaction to the disadvantage of the public stockholders, without providing sufficient information to enable Superior’s public shareholders to decide to tender or not to tender their shares in the Tender Offer.

     65. The Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.
     66. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s (equitable) powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.
COUNT IV
Claims Against Nabors and Diamond for Aiding and
Abetting the Individual Defendants’ Violation of
Section 14(e) of the Exchange Act and Breaches of Fiduciary Duties
     67. Plaintiff repeats and realleges each and every allegation set forth herein.
     68. The Individual Defendants violated Section 14(e) of the Exchange Act and breached their fiduciary duties to the Superior stockholders by the actions alleged above.
     69. Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Nabors and Diamond, which, therefore, aided and abetted such breaches through entering into the proposed transaction between Superior and Nabors and Diamond.
     70. Defendant Nabors had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Superior stockholders.
     71. Defendants Nabors and Diamond rendered substantial assistance to the Individual Defendants in their violations of Section 14(e) of the Exchange Act and breaches of their fiduciary duties to Superior stockholders.

     72. As a result of Nabors’ and Diamond’s conduct of aiding and abetting the Individual Defendants, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.
     73. As a result of the unlawful actions of Defendants Nabors and Diamond, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Nabors and Diamond will continue to aid and abet the Individual Defendants’ violations and breaches of their fiduciary duties, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.
     74. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:
     A. Certifying this case as a class action, certifying Plaintiff as class representative and his counsel as class counsel;
     B. Declaring that the Defendants herein, and each of them, have violated, or aided and abetted Section 14(e) of the Exchange Act; preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with the vote and consummating or closing the proposed merger;

     C. Declaring that the conduct of the Individual Defendants in approving the proposed transaction are breaches of the Individual Defendants’ fiduciary duties;
     D. Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;
     E. Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to the exercise of the Top-Up Option, restrictions on seeking bona-fide offers, and payment of the Termination Fee and reimbursement that would inhibit the Individual Defendants’ ability to maximize value for Superior shareholders;
     F. Awarding Plaintiff and the Class appropriate compensatory damages;
     G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and
     H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND
Plaintiff demands a trial by jury.
Dated: August 25, 2010

RICHARD A. FINBERG

/s/ Richard A. Finberg

Attorney at Law
Pa. I.D. # 17282
300 Mt. Lebanon Blvd., Ste. 206-B
Pittsburgh, PA 15234
(412) 341-1342

JONES, GREGG, CREEHAN &
GERACE, LLP
David A. Borkovic (Pa. I.D. #23005)
411 Seventh Avenue, Suite 1200
Pittsburgh, PA 15219
(412) 261-6400

WEISS & LURIE
Joseph H. Weiss
Joshua M. Rubin
551 Fifth Avenue
New York, NY 10176
(212) 682-3025
(212) 682-3010 (Fax)

Counsel for Plaintiff